Exhibit 99.1

Sanford Bernstein

26th Annual Strategic Decisions Conference

Frederick H. Waddell, Chairman and Chief Executive Officer

Northern Trust Corporation

June 2, 2010

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Today's Agenda

- **Strategic and Competitive Positioning**
- **Outstanding and Consistent Financial Strength**
- **Current Topics of Interest**
- **Summary and Q&A**

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

PFS: Leading advisor to affluent market
- $149 billion AUM
- $341 billion AUC

C&IS: Leading global custodian
- $3.4 trillion AUC
- $498 billion AUM

NTGI: Leading asset manager for personal & institutional clients
- $647 billion AUM

O&T: Integrated global operating platform
- Serving personal and institutional clients
- $1.3 billion in technology spending, 2007-2009


CLIENTS
PERSONAL FINANCIAL SERVICES
Asset Servicing
$3.7T Assets Under Custody
Asset Management
$647B Assets Under Management
CORPORATE & INSTITUTIONAL SERVICES
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

Client Centric, Highly Focused Business Model

The strategic businesses that Northern Trust has focused on – consistently for many years – continue to offer compelling and attractive growth opportunities

- Outstanding client base
- Strong and supportive demographic trends
- Continued globalization fueling international growth
- Excellent strategic positioning
- Attractive profitability dynamics


CLIENTS
PERSONAL FINANCIAL SERVICES
Asset Servicing
$3.7T Assets Under Custody
Asset Management
$647B Assets Under Management
CORPORATE & INSTITUTIONAL SERVICES
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

Strong Asset Accumulation Across the “Lost” Decade

Assets Under Custody $BN

Assets Under Management $BN

C&IS


CAGR 9%
S&P 500 CAGR -1%
EAFE CAGR -3%
$1,482 $1,492 $1,329 $1,901 $2,345 $2,700 $3,264 $3,803 $2,719 $3,326 $3,374
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10


CAGR: 9%
S&P 500 CAGR -1%
$228 $226 $215 $374 $462 $501 $563 $609 $426 $482 $498
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10

PFS


CAGR 8%
S&P 500 CAGR -1%
$163 $160 $151 $185 $209 $226 $282 $332 $288 $331 $341
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10


CAGR 5%
S&P 500 CAGR -1%
$98 $94 $88 $104 $110 $117 $135 $148 $132 $145 $149
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 1Q10

Personal Financial Services

Northern Trust

Industry Leading Provider of Integrated Financial Solutions

Our value proposition has never been stronger – the strength of our comprehensive array of solutions, and our focus on clients, technology and financial discipline will drive future growth.


STRENGTH & STABILITY
FAMILY OFFICE SERVICES
TRUST & ESTATE SERVICES
INVESTMENT MANAGEMENT
ASSET SERVICING
BANKING SERVICES
ADVISORY SERVICES
PRIVATE CLIENT
WEALTH ADVISORY
CLIENT-CENTRIC FOCUS
FOUNDATIONS AND INSTITUTIONS
WEALTH MANAGEMENT
TECHNOLOGY & INNOVATION

Opportunities Abound

- Trusted brand
- Outstanding financial strength
- Not distracted
- Clients need holistic advice
- Robust product offering
- Leveraging client segmentation
- Investing in talent and technology
- Well positioned and enviable U.S. office network
- Going global

Serving More than 20% of Forbes 400
– *Forbes (September 2009)*

Best Private Bank in North America
– *FT Group (November 2009)*

Ranked among the Top 10 Wealth Managers
– *Barron's* (September 2009)

Best-in-Class Performance
– *BusinessWeek* (April 2009)

Best Private Bank in North America…
- **For Family Office Services**
- **For Trust Services**
- **For Inheritance and Succession Planning**

– *Euromoney* Magazine (February 2010)

Corporate & Institutional Services

Northern Trust

Strong Strategic and Competitive Positioning

Offering a comprehensive array of asset servicing, administration, investment management and banking services to institutional investors of many types.

Services

- Asset Servicing
- Administration
- Investment Management
- Banking Services

Clients

- Multi-strategy Asset Managers
- Hedge Funds
- Private Equity Funds
- Property Funds
- Sovereign Wealth Funds
- Central Banks
- Multinational, State, and Local Government Entities
- Insurance Companies
- Corporate Pensions
- Corporations
- Foundations
- Endowments
- Financial Institutions

Growth Opportunities Continue to Be Significant

Successfully serving clients all around the world has led to a distinctive record of global growth.

Global Presence


The Americas
Europe, Middle East, and Africa
Asia Pacific

A Distinctive Record of Global Growth


2000 – 1Q10 CAGR
-1%
S&P 500
-3%
EAFE
19%
Northern Trust Global Custody Assets

Northern Trust Global Investments

Northern Trust

Providing Customized Investment Solutions

Focused on global index management, short and long duration fixed income, and access to active management via manager of manager and proprietary strategies.

Products

	Equities: Large-Cap	Equities: Mid-Cap	Equities: Small-Cap	Equities: International	Equities: Global	Equities: Emerging Markets	Equities: Socially Responsible	Equities: Emerging Frontier	Equities: Custom	Fixed Income: Core / Plus	Fixed Income: International	Fixed Income: Governments	Fixed Income: Cash	Fixed Income: Enhanced Cash	Fixed Income: High Yield	Fixed Income: Muni	Alternatives: Private Equity	Alternatives: Hedge Funds	Alternatives: Global Real Estate
Active	✓		✓	✓	✓					✓	✓	✓	✓	✓	✓	✓			
Global Index Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓							✓
Manager of Managers	✓	✓	✓	✓		✓	✓		✓	✓					✓		✓	✓	✓

Services

- Securities Lending
- Transition Management
- Commission Recapture
- Securities Brokerage
- Cash Overlay

Pensions&Investments

10th Largest Manager of Worldwide Institutional Assets

13th Largest Asset Manager Worldwide
– *Pensions & Investments (May 2009;* based on Dec. 31, 2008 AUM)

tmi AWARDS 2009

Best Money Market Fund – North America
– *Treasury Management International (December 2009)*

ACQ FINANCE

Investment Management Firm of the Year
– *ACQ Finance Magazine (August 2009)*

Outstanding and Consistent Financial Strength Across Cycles

Northern Trust

Diversified and High Quality Loan Portfolio

$28 Billion Loan Portfolio $BN


Residential Real Estate $10.8
Commercial $6.4
Personal $4.9
Commercial Real Estate $3.3
Leases $1.0
Non-U.S. $1.0
Other $0.7

Loan Quality Notably Better than Industry Averages


Northern Trust
Top 20 Peer Avg.
1.30%
4.29%
0.45%
2.74%
NPAs to Loans
NCOs to Avg. Loans

All data is as of 3/31/10. NPAs = Nonperforming Assets. NCOs = Net Charge-offs

High Quality Securities Portfolio

- High quality, short duration securities portfolio
- 90% invested in U.S. Treasury, government sponsored agency and triple-A rated securities
- Minimal level of unrealized losses due to long-term focus on conservative, high quality investments

Securities Portfolio $BN


$8.0
$11.1
$12.4
$8.9
$15.6
$18.6
$17.9

	2004	2005	2006	2007	2008	2009	1Q10
Net unrealized gain / (loss) $MM	$44	$14	$19	($19)	($317)	($36)	($19)
Net unrealized loss as a % of Securities Portfolio	-	-	-	0.2%	2.0%	0.2%	0.1%

Consistently Strong Capital Ratios

- Capital ratios well above “well capitalized” guidelines
- High percentage of common equity

Capital Ratios	3/31/09	3/31/10
Tier 1 Capital	13.0%	13.4%
Total Risk-Based	15.2%	15.5%
Leverage	8.9%	8.9%
Tier 1 Common Equity	9.6%	12.8%
Tangible Common Equity	5.9%	7.9%

Shareholders’ Equity $BN


$3.3
$3.6
$3.9
$4.5
$6.4
$6.3
$6.4
2004
2005
2006
2007
2008
2009
1Q10

Financial Implications of the Current Environment

Northern Trust

Trust, Investment and Other Servicing Fees

- 52% of FY2009 revenue
- Based generally on market value of client assets, volume of transactions and fees for other services rendered
- Extremely low short term interest rates have resulted in waived fees in money market mutual funds, which equaled $20 million in 1Q 2010 ($80 million annualized)

Trust, Investment and Other Servicing Fees $MM
(Excludes impact of mark to market fund)


EAFE
S&P 500
$1,159
$1,191
$1,161
$1,189
$1,330
$1,559
$1,792
$2,164
$2,348
$1,880
$477
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

Note: Excludes impact of mark-to-market adjustments in one investment fund used in securities lending activities.

Securities Lending Fees

- 4% of FY2009 revenue
- Affected by market values; supply of securities to be lent; demand for securities (all of which drive volumes); and the interest rate spread earned on reinvested collateral
- Credit crisis caused spread widening from 2H2007 through 1H2009 when compared with historical averages
- Extremely low short-term interest rates and more conservative investment guidelines have compressed fee realization in 2010

Securities Lending Fees $MM
(Excludes impact of mark-to-market fund)


SL Avg Collateral
$117
$136
$100
$99
$120
$149
$192
$293
$434
$133
$18

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
SL Avg Collateral $BN	$85	$97	$96	$111	$159	$204	$239	$289	$225	$112	$122
SL Fees / Avg Collateral	0.14%	0.14%	0.10%	0.09%	0.08%	0.07%	0.08%	0.10%	0.19%	0.12%	0.06%

Note: Excludes impact of mark-to-market adjustments in one investment fund used in securities lending activities.

Foreign Exchange Trading Income

- 12% of FY2009 revenue
- Foreign exchange services provided to clients as an integral part of global custody service
- Credit crisis heightened market and currency volatility in 2007-2009 when compared with historical averages

Foreign Exchange Trading Income $MM


Global Custody Assets
$153
$140
$106
$110
$158
$180
$247
$351
$616
$446
$80

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
Global Custody Assets $TN	$0.4	$0.5	$0.5	$0.7	$1.0	$1.2	$1.7	$2.1	$1.4	$1.9	$2.0
Annual FX as a % of Global Custody Assets	.040%	.031%	.023%	.015%	.016%	.014%	.015%	.017%	.043%	.023%	.016%

Net Interest Income

- 27% of FY2009 revenue
- Liability driven balance sheet fuels significant generation of deposits from institutional and personal clients
- Credit crisis has pressured net interest margin due to extremely low short-term interest rates
- Net interest margin in 1Q 2010 of 1.44% well below 2003-2008 average of 1.74%

Net Interest Income $MM



Avg Fed Funds Rate
$622
$648
$651
$601
$621
$735
$810
$908
$1,129
$1,040
$240
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
Net Interest Margin	2.02%	2.02%	1.93%	1.73%	1.66%	1.82%	1.76%	1.70%	1.76%	1.56%	1.44%

Loan Loss Provision

- Lending strategy focuses on personal and institutional clients who are looking to establish a full range of financial services with Northern Trust
- Long-standing adherence to conservative lending standards
- Centralized credit policy function assures uniform application of credit risk management policies and practices
- Elevated loan loss provision in current cycle reflects ongoing weakness in the broader economic environment

Loan Loss Provision $MM


LLP to Avg. Loans
$24.0
$66.5
$37.5
$2.5
($15.0)
$2.5
$15.0
$18.0
$115.0
$215.0
$40.0

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q10
LLP to Avg. Loans	0.15%	0.37%	0.21%	0.01%	-0.09%	0.01%	0.07%	0.08%	0.42%	0.75%	0.58%
Avg. Loans $BN	$16.5	$17.9	$17.6	$17.5	$17.5	$18.8	$20.5	$22.8	$27.4	$28.7	$27.5

Addressing Today's Challenges.
Positioned for Tomorrow's Growth.

- Leadership positions in excellent client-focused businesses
- Attractive client, geographic and demographic growth opportunities
- Long track record of serving clients and successfully aggregating assets
- Distinctive balance sheet and capital strength
- Proven record of managing the business for long-term growth and profitability

Sanford Bernstein

26th Annual Strategic Decisions Conference

Questions?

Northern Trust